Filed Pursuant to Rule 433

Registration No. 333-232144

Fact Sheet | July 10, 2020 Issue r: Tenor: Re fe ren ce Assets : Ba rcla ys Bank PLC App roxima tel y 33 months The S&P 500® Inde x (Bloombe rg ti cke r: “SPX <Inde x>”) an d the Nasdaq 100® Inde x (Bloombe rg ticke r: “NDX <Inde x>”) Hypothetical Pay ment at Mat urity CUSI P / I SI N: Ini tial Value : Ba rrie r Value: Final Value : Ini tial Valua tion Da te : Issue Da te : Final Valua tion Date : Ma tu ri ty Da te : 06747Q5Y9 / US06747Q5Y93 For each Refe ren ce Asset, its Closing Value on the Ini tial Valua tion Date For each Refe ren ce Asset, 75.00% of i ts I nitial Value For each Refe ren ce Asset, its Closing Value on the Final Valuation Date July 31, 2020 August 5, 2020 April 28, 2023 May 3, 2023 Selected Structure Definition Payment at Maturity: I f you h old the notes to maturity, you will re cei ve on the Maturi ty Date a cash pa ymen t pe r $1,000 p rin cipal amou n t of notes equal to:  If the Final Value of the Least Performing Reference Asset is greater than or equal to the Initial Value, an amount calculated as follows: $1,000 + ($1,000 x Refe re n ce Asset Re turn of Least Pe rforming Re fe ren ce Asset x Upside Le ve rage Fa ctor) If the Final Value of the Least Performing Reference Asset is less than the Initial Value, but greater than or equal to its Barrier Value, an amount calculated as follows: $1,000 + [$1,000 x Re fe ren ce Asset Retu rn of Least Pe rforming Re fe ren ce Asset x -1] If the Final Value of the Least Performing Reference Asset is less than its Barrier Value, an amount calculated as follows: $1,000 + [$1,000 x (Refe ren ce Asset Re tu rn of Least Pe rforming Re fe ren ce Asset )] If the Final Value of the Least Performing Reference Asset is less than its Barrier Value, you will lose 1.00% of the principal amount for every 1.00% that the Reference Asset Return of the Least Performing Reference Asset falls below its Barrier Value. You may lose up to 100.00% of your principal at maturity.   All terms tha t a re not defined in this fact s heet s hall ha ve the mea nings set forth in the a ccompa nying prelimina ry pricing s upplement da ted June 30, 2020 (the “Pricing Supplement”). All terms set forth or defined herein, including a ll prices, levels , va lues a nd da tes , a re s ubject to a djustment as des cribed in the a ccompanying Pricing Supplement. In the event that a ny of the terms s et forth or defined in this fact s heet conflict with the terms as des cribed in the a ccompa nying Pricing Supplement, the terms des cribed in the a ccompa nying Pricing Supplement s ha ll control. The notes a re not s uitable for a ll inves tors . You s hould rea d ca refully the a ccompanyi ng Pricing Supplement (together with a ll documents incorpora ted by reference therein) for more informa tion on the ris ks as s ocia ted with investing in the notes . Any payment on the notes, including any Paym ent at Maturity, is not guaranteed b y any third party and is subject to both the creditworthiness o f the I ssu er and the exercise of any U.K. Bail-in Power, as further d escribed in the accompanying Pricing Supplement . Reference Asset Return Payment at Maturity Total Return on Notes 80.00% $1,800.00 80.00% 60.00% $1,600.00 60.00% 40.00% $1,400.00 40.00% 30.00% $1,300.00 30.00% 20.00% $1,200.00 20.00% 10.00% $1,100.00 10.00% 0.00% $1,000.00 0.00% -5.00% $1,050.00 5.00% -10.00% $1,100.00 10.00% -15.00% $1,150.00 15.00% -25.00% $1,250.00 25.00% -30.00% $700.00 -30.00% -40.00% $600.00 -40.00% -60.00% $400.00 -60.00% -80.00% $200.00 -80.00% D ual Di re c ti onal Note s

BARCLAYS

Fact Sheet | July 10, 2020

Dual Directional Notes

Summary Characteristics of the Notes

- Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 1.85% of the principal amount of the notes, or up to $18.50 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.
- Estimated Value Lower Than Issue Price—Our estimated value of the notes on the Initial Valuation Date is expected to be between $880.00 and $944.10 per note. Please see "Additional Information Regarding Our Estimated Value Of The Notes" in the accompanying Pricing Supplement for more information.
- Potential for Significant Loss—The terms of the notes provide only for a partial return of principal, and you are not guaranteed any return of principal. If the Final Value of the Least Performing Reference Asset is less than its Barrier Value, you will lose 1.00% of the principal amount of your notes for every 1.00% that the Reference Asset Return of the Least Performing Reference Asset falls below its Barrier Value. ***You may lose up to 100.00% of the principal amount of your notes***.
- Payment at Maturity Is Based Solely on the Closing Value of Least Performing Reference Asset on the Final Valuation Date—Each Final Value and Reference Asset Return will be based *solely* on the Closing Value of the respective Reference Asset on the Final Valuation Date. Therefore, if the value of any Reference Asset drops on or before the Final Valuation Date, your Payment at Maturity may be significantly less than it would have been had it been linked to the value(s) of such Reference Asset at any time prior to such drop.
- Return Linked Only to Least Performing Reference Asset—Your return on the notes will be determined based *solely* on the performance of the Least Performing Reference Asset, regardless of the performance of the other Reference Asset.

Summary Risk Considerations

- Credit of Issuer—The notes are senior unsecured debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any Payment at Maturity, under the terms of the notes.
- U.K. Bail-In Power—Each holder of notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the notes or receiving a different security from the notes that is worth significantly less than the notes. Please see "Consent to U.K. Bail-In Power" in the accompanying Pricing Supplement for more information.
- Historical Performance—The historical performance of the Reference Assets is not an indication of the future performance of the Reference Assets over the term of the notes.
- Conflict of Interest—We and our affiliates play a variety of roles in connection with the notes, including acting as calculation agent and as a market-maker for the notes. In each of these roles, our and our affiliates' economic interests may be adverse to your interests as an investor in the notes.
- Lack of Liquidity—The notes will not be listed on any securities exchange. There may be no secondary market for the notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the notes easily.
- Tax Treatment—Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading "Selected Risk Considerations" in the accompanying Pricing Supplement and under the heading "Risk Factors" in the accompanying prospectus supplement.

Other Information

This fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying index supplement, prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

https://www.creativeservices.barclays/docs/200007927/06747Q5Y9.pdf

You may access the index supplement, prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading "Additional Documents Related To The Offering Of The Notes," or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes.

You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of the notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.